Nimbus Engineering Inc.



ANNUAL REPORT

2030 Vallejo St, Unit 803

San Francisco, CA 94123

(203) 559-8942

https://nimbus.energy/

This Annual Report is dated October 19, 2023.

BUSINESS

Nimbus Engineering Inc (the "Company") is a corporation organized under the laws of the state of Delaware that uses proprietary light-based energy technology to power remote and industrial assets at a distance. The Company's business model consists of hardware sales and subscriptions focused on industrial automation, robotics, and electric vehicles. Our wireless power systems are sold across the world via our website as well as direct-to-consumer businesses online. The Company has productized some of the most advanced wireless power technology on the market. We hold the patents for this technology. We have commercial interest from Fortune 50 corporations. This includes multiple projects designed to save them money on battery replacement costs.

The Company has been granted 3 US utility patents which were filed internationally, as well as another 2 patents pending, to Nimbus Engineering Inc., filed with the USPTO on March 5, 2018. In addition to this, Nimbus has other IP that it has developed including proprietary manufacturing techniques and material augmentation.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $430,000.00

Use of proceeds: R&D/productization / IP

Date: February 03, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: R&D

Date: December 26, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $25,000.00

Use of proceeds: R&D

Date: February 04, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Year ended December 31st, 2022, vs. year ended December 31st, 2021

Revenue

Revenue in 2022 was $168,773.

Gross Margins

Gross margins in the year ended 2022 do not apply.

Expenses

The company's expenses consist of marketing expenses, compensation and benefits, non-recurring engineering, research and development, professional fees for patents and patent maintenance. Expenses in the year ended 2022 were $492,119.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generation. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because we have found product market fit. Past cash was primarily generated through sales & equity investments. Our goal is to increase market adoption and revenues.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $209,734.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: American Express

Amount Owed: $24,202.30

Interest Rate: 18.66%

Creditor: JP Morgan Chase

Amount Owed: $32,731.26

Interest Rate: 18.66%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: William Frederick Diggins II

William Frederick Diggins II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: January, 2017 - Present

Responsibilities: Business strategy, company management, talent acquisition, patent portfolio management, fund raising, project management. Mr. Diggins has 3.5 million shares vested over 4 years and receives compensation of $1,000/mo for living expenses.

Name: Alex Diggins

Alex Diggins's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January, 2017 - Present

Responsibilities: Technology development. Mr. Diggins has 3.5 million shares vested over 4 years and receives compensation of $1,000/mo for living expenses.

Name: William Frederick Diggins

William Frederick Diggins's current primary role is with DeNardo Consulting Group. William Frederick Diggins currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman

Dates of Service: January, 2017 - Present

Responsibilities: Business Strategy / Management. Mr. Diggins has 3.5 million shares.

Other business experience in the past three years:

Employer: DeNardo Consulting Group

Title: Senior Consultant

Dates of Service: May, 2009 - Present

Responsibilities: Lead Consultant / Senior manager

Name: Matt Jerrild

Matt Jerrild's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: January, 2017 - Present

Responsibilities: Accounting / finance strategy. Mr. Jerrild has 1.25 million shares and receives compensation of $1,000/mo for living expenses.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: William F Diggins II

Amount and nature of Beneficial ownership: 3,500,000

Percent of class: 28.0

Title of class: Common Stock

Stockholder Name: Alexender Diggins

Amount and nature of Beneficial ownership: 3,500,000

Percent of class: 28.0

Title of class: Common Stock

Stockholder Name: William F Diggins

Amount and nature of Beneficial ownership: 3,500,000

Percent of class: 28.0

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 275,064 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 12,500,000 outstanding.

Voting Rights

1 vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

The total number of shares outstanding on a fully diluted basis, 12,843,750 shares, includes 10,500,000 shares of Common Stock, 343,750 shares of Preferred Stock, and 2,000,0000 shares of stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 343,750 with a total of 343,750 outstanding.

Voting Rights

Votes together with the Common Stock on all matters on an as converted basis.

Material Rights

Liquidation preference: One times the Original Issue Price plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to Common. A merger, reorganization or similar transaction will be treated as a liquidation.

Conversion rights: Convertible into one share of Common (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,555,000.00

Maturity Date: August 04, 2022

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Priced equity round

Material Rights

In the event that a liquidation event occurs, the convertible noteholders will have their investments automatically convert into preferred stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. If we need more capital, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Common Stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing Wireless Power to both Businesses and consumers. Our revenues are therefore dependent upon the market for Wireless Power. Minority Holder; Securities with Voting Rights The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Nimbus Engineering Inc. was formed on January 4, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Nimbus Engineering Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 19, 2023.

Nimbus Engineering Inc.

By   /s/ *William Diggins*

      Name: <u>Nimbus Engineering Inc.</u>

      Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

I, _____William F Diggins II_____ (Print Name), the _____President & CEO_____(Principal Executive Officers) of _____Nimbus Engineering Inc.____(Company Name), hereby certify that the financial statements of _____Nimbus Engineering Inc._____ (Company Name) and notes thereto for the periods ending _____2021_____ (first Fiscal Year End of Review) and _____2022_____ _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $_____0_____; taxable income of $_____0_____ and total tax of $_____0_____.

If the company has not filed tax returns please *replace above sentence with options below and then include the information for the previous year if applicable:*

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____9/26/23_____ (Date of Execution).



_____ (Signature)

_____President & CEO_____ (Title)

_____9/26/23_____ (Date)

Nimbus Engineering Inc.
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
Nimbus Accrued Expenses		0.00
Nimbus Checking		2,682.72
Nimbus Savings		207,051.41
Total Bank Accounts	$	**209,734.13**
Accounts Receivable		
Accounts Receivable (A/R)		0.00
Total Accounts Receivable	$	**0.00**
Other Current Assets		
Prepaid Expenses		0.00
Prepaid Expenses - Legal & Accounting		0.00
Total Prepaid Expenses	$	**0.00**
Uncategorized Asset		0.00
Total Other Current Assets	$	**0.00**
Total Current Assets	$	**209,734.13**
Fixed Assets		
Furniture & Fixtures		3,398.26
Intangible Assets		
Intangible Assets - Patents		26,973.95
Total Intangible Assets	$	**26,973.95**
Machinery & Equipment		769.70
Office Computers & Equipment		16,998.31
Total Fixed Assets	$	**48,140.22**
TOTAL ASSETS	$	**257,874.35**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		141,407.30
Total Accounts Payable	$	**141,407.30**
Credit Cards		
AmEx Blue Business Cash (TM) *1006		11,922.49
AmEx Business - 91009		1,507.23
AmEx Business Plus Card *1006		12,084.93
Chase Ink Business Cash		8,359.33
Chase Ink Credit Card		36,368.60
Total Credit Cards	$	**70,242.58**
Total Current Liabilities	$	**211,649.88**
Long-Term Liabilities		

Notes Payable			1,535,000.00
Total Long-Term Liabilities	$		**1,535,000.00**
Total Liabilities	$		**1,746,649.88**
Equity			
Common Stock			491,727.65
Opening Balance Equity			-281.41
Owner's Contributions			33,500.00
Preferred Stock			275,321.87
Retained Earnings			-1,964,821.89
Net Income			-324,221.75
Total Equity	-$		**1,488,775.53**
TOTAL LIABILITIES AND EQUITY	$		**257,874.35**

Nimbus Engineering Inc.
Profit and Loss
January - December 2022

	Total
Income	
Total Income	
Gross Profit	$ 0.00
Expenses	
Advertising & Marketing	115,029.51
Bank Charges & Fees	1,890.00
Bookkeeping	1,153.00
Dues & subscriptions	3,195.45
Dues & subscriptions - Computer/Internet Services	630.57
Total Dues & subscriptions	$ 3,826.02
Insurance	123.08
Interest Paid	9,445.96
Legal & Professional Services	
Legal - General Corporate	4,786.20
Legal - IP	40,055.92
Total Legal & Professional Services	$ 44,842.12
Meals (Non-restaurant)	56,008.26
Meals (Restaurant)	12,189.51
Office Supplies & Software	3,546.59
Other Business Expenses	17,653.85
Payroll expenses	2,193.49
Compensation of officers	20,498.91
Total Payroll expenses	$ 22,692.40
Professional Fees	6,270.00
Rent & Lease	93,716.63
Research & Development	
Books, periodicals & other materials	210.84
Consulting - General	8,410.00
Consulting - Manufacturing costs	30,000.00
Machinery & fabrication costs	14,043.28
Shipping, Freight & Delivery	411.60
Supplies & Materials	15,017.31
Total Research & Development	$ 68,093.03
Taxes & Licenses	1,833.96
Travel - Entertainment	3,598.63
Travel - Lodging	7,972.58
Travel - Transportation	8,651.66
Getaround	1,946.10
Lyft	187.63
Uber	3,948.96
Total Travel - Transportation	$ 14,734.35

Uncategorized Expense		449.83
Utilities		7,049.94
Total Expenses	$	**492,119.25**
Net Operating Income	-$	**492,119.25**
Other Income		
DARPA Phase I SBIR		168,750.00
Interest Earned		22.93
Total Other Income	$	**168,772.93**
Other Expenses		
Other Miscellaneous Expense		875.43
Total Other Expenses	$	**875.43**
Net Other Income	$	**167,897.50**
Net Income	-$	**324,221.75**

Thursday, Aug 10, 2023 05:56:10 PM GMT-7 - Accrual Basis

Nimbus Engineering Inc.

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-324,221.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expenses	0.00
Accounts Payable (A/P)	-4,122.88
AmEx Blue Business Cash (TM) *1006	64.76
AmEx Business - 91009	-4,266.53
AmEx Business Plus Card *1006	316.45
Chase Ink Business Cash	-2,089.98
Chase Ink Credit Card	-6,904.67
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-17,002.85**
Net cash provided by operating activities	**$ -341,224.60**
INVESTING ACTIVITIES	
Office Computers & Equipment	-4,284.60
Net cash provided by investing activities	**$ -4,284.60**
FINANCING ACTIVITIES	
Notes Payable	-20,000.00
Common Stock	490,615.15
Owner's Contributions	30,000.00
Net cash provided by financing activities	**$500,615.15**
NET CASH INCREASE FOR PERIOD	**$155,105.95**
Cash at beginning of period	54,628.18
CASH AT END OF PERIOD	**$209,734.13**

NOTE 1 – NATURE OF OPERATIONS

Nimbus Engineering Inc. was formed on January 17, 2017 ("Inception") in the State of CA. The financial statements of Nimbus Engineering Ing. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, CA.

Nimbus Engineering Inc. is an engineering company focused on transferring and storing energy wirelessly using light. We have our seminal patent granted.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from online sales direct to consumer as well as b2b through individual contracts and projects; ultimately resulting in larging pilot installations. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

NOTE 3 – DEBT
No new debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 275,064 shares of our common stock with par value of $3.89. As of March 28, 2023 the company has currently issued 189,942 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through [August 10,], [2023], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

(in, $US)	Common Stocks		Additional Paid In Capital	Retained Earnings (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance - Dec 31, 2019	11,750,000	$ 1,175	$ 282,419	$ (1,388,939)	$ (1,105,345)
Issuance of stocks					-
Share-Based Compensation			588		588
Capital Contribution			58		58
Net Income/Loss				(345,485)	(345,485)
Balance - Dec 31, 2020	11,750,000	$ 1,175	$ 283,065	$ (1,734,424)	(1,450,184)
Issuance of stocks					$ -
Share-Based Compensation			291		291
Capital Contribution			320		320
Net Income/Loss				(552,621)	(552,621)
Balance - Dec 31, 2021	11,750,000	$ 1,175	$ 283,676	$ (2,287,045)	$ (2,002,194)
Issuance of stocks					$ -
Share-Based Compensation					-
Capital Contribution			30,000		30,000
Net Income/Loss				(324,222)	(324,222)
Balance - Dec 31, 2022	11,750,000	$ 1,175	$ 313,676	$ (2,611,267)	$ (2,296,416)

NIMBUS ENGINEERING INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Nimbus Engineering Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Nimbus Engineering Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 11, 2022
Los Angeles, California

NIMBUS ENGINEERING INC.
BALANCE **S**HEET
(UNAUDITED**)**

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	54,628	$	33,559
Total current assets		**54,628**		**33,559**
Property and equipment, net		10,129		13,505
Intangible assets		21,579		24,277
Total assets	$	**86,336**	$	**71,341**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	145,107	$	107,299
Credit Card		83,123		77,225
Convertible Note		1,555,000		1,125,000
Accrued Interest on Convertible Notes		305,300		212,000
Total current liabilities		**2,088,530**		**1,521,525**
Total liabilities		**2,088,530**		**1,521,525**
STOCKHOLDERS EQUITY				
Common Stock		1,175		1,175
Additional Paid In Capital		283,676		283,065
Retained earnings/(Accumulated Deficit)		(2,287,045)		(1,734,424)
Total stockholders' equity		**(2,002,193)**		**(1,450,184)**
Total liabilities and stockholders' equity	$	**86,336**	$	**71,341**

See accompanying notes to financial statements.

NIMBUS ENGINEERING INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

- 3 -

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ -	$ 150,000
Cost of goods sold	-	-
Gross profit	-	150,000
Operating expenses		
General and administrative	351,428	275,230
Research and development	73,037	108,231
Sales and marketing	25,482	52
Total operating expenses	449,948	383,514
Operating income/(loss)	(449,948)	(233,514)
Interest expense	100,974	110,288
Other Loss/(Income)	1,700	394
Income/(Loss) before provision for income taxes	(552,621)	(344,195)
Provision/(Benefit) for income taxes	-	1,290
Net income/(Net Loss)	$ (552,621)	$ (345,485)

See accompanying notes to financial statements.

NIMBUS ENGINEERING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Additional Paid In	Retained earnings/	Total Shareholder
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2019	11,750,000	$ 1,175	$ 282,419	$ (1,388,939)	$ (1,105,344)
Issuance of Stocks					
Share-Based Compensation			588		588
Capital contribution			58		58
Net income/(loss)				(345,485)	(345,485)
Balance—December 31, 2020	11,750,000	1,175	283,065	$ (1,734,424)	$ (1,450,184)
Issuance of Stocks	-	-	-		-
Share-Based Compensation			291		291
Capital contribution			320		320
Net income/(loss)				(552,621)	(552,621)
Balance—December 31, 2021	**11,750,000**	**$ 1,175**	**$ 283,676**	**$ (2,287,045)**	**$ (2,002,193)**

See accompanying notes to financial statements.

NIMBUS ENGINEERING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(552,621)	$	(345,485)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,376		3,376
Amortization of intangibles		2,697		2,697
Share-based compensation		291		588
Changes in operating assets and liabilities:				
Account payables		37,808		44,840
Accrued Interest on Convertible Notes		93,300		106,000
Credit Cards		5,897		45,432
Net cash provided/(used) by operating activities		**(409,251)**		**(142,552)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(50)
Net cash provided/(used) in investing activities		**-**		**(50)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		320		58
Borrowing on Convertible Notes		430,000		-
Net cash provided/(used) by financing activities		**430,320**		**58**
Change in cash		21,069		(142,544)
Cash—beginning of year		33,559		176,103
Cash—end of year	$	**54,628**	$	**33,559**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	100,974	$	110,288
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

NIMBUS ENGINEERING INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

1. NATURE OF OPERATIONS

Nimbus Engineering Inc. was incorporated on January 4, 2017 in the state of Delaware. The financial statements of Nimbus Engineering Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Francisco, California.

Nimbus Engineering Inc. is leading the industry in long-range wireless power solutions. Our proprietary Power Relay™ technology allows you to easily power remote and autonomous systems using light. Our solution enables systems to run continuously without having to stop to charge, saving you time, increasing productivity, and reducing wear and tear on expensive battery packs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixtures	5 years
Machinery & Equipment	5 years
Office Computers & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees, legal patent, and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Nimbus Engineering Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NIMBUS ENGINEERING INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2021 AND DECEMBER 31, 2020

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its power relays to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $25,482 and $52, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Furniture & Fixtures	$	3,398	$	3,398
Machinery & Equipment		770		770
Office Computers & Equipment		12,714		12,714
Property and Equipment, at Cost		**16,882**		**16,882**
Accumulated depreciation		(6,753)		(3,376)
Property and Equipment, Net	$	**10,129**	$	**13,505**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $3,376 and $3,376, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2021		2020
Patent	$	26,974	$	26,974
Intangible assets, at cost		**26,974**		**26,974**
Accumulated amortization		(5,395)		(2,697)
Intangible assets, Net	$	**21,579**	$	**24,277**

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $2,697and $2,697, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(2,697)
2023		(2,697)
2024		(2,697)
2025		(2,697)
Thereafter		(10,790)
Total	$	**(21,579)**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares of common shares with par value of $0.0001. As of December 31, 2021, and December 31, 2020, 11,750,000 shares have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 750,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	497,188	$ 0.01	-
Granted	127,500		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	624,688	$ 0.01	6.75
Exercisable Options at December 31, 2020	624,688	$ 0.01	6.75
Granted	31,250	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	655,938	$ 0.01	6.21
Exercisable Options at December 31, 2021	655,938	$ 0.01	6.21

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $291 and $588, respectively.

7. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

							2021					2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Discount	Valuation CAP	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2018 Convertible Notes (various lenders)	$ 850,000	6.00%	Fiscal Year 2018	20%	$ 15,000,000	08.27.2019	51,000	153,000	850,000	-	850,000	51,000	102,000	850,000	$ -	850,000
2019 Convertible Notes (various lenders)	$ 275,000	6.00%	Fiscal Year 2019	20%	$ 15,000,000	08.31.2020	16,500	126,500	275,000	-	275,000	55,000	110,000	275,000	$ -	275,000
2021 Convertible Notes (various lenders)	$ 430,000	6.00%	Fiscal Year 2021	20%	$ 15,000,000	02.28.2022	25,800	25,800	430,000	-	430,000	-				
Total	$1,555,000						$ 93,300	$ 305,300	$1,555,000	$ -	$ 1,555,000	$ 106,000	$ 212,000	$ 1,125,000	$ -	$ 1,125,000

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is defined as equal to an amount obtained by dividing (x) $15,000,000 (Valuation CAP) by (y) the Fully Diluted Capitalization of the Company. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (164,902)	$ (34,527)
Valuation Allowance	164,902	34,527
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(284,705)	$	(119,803)
Valuation Allowance		284,705		119,803
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $954,105, and the Company had state net operating loss ("NOL") carryforwards of approximately $954,105. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On April 30, 2021, the company entered into a lease contract with an owner to rent business premises at 2030 Vallejo Street, San Francisco, CA. Base rent is $5,600 per month and the lease ends on May 31, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 14,934
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 14,934**

Rent expenses were in the amount of $65,515 and $30,000 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through February 11, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $449,948, an operating cash flow loss of $409,251, and liquid assets in cash of $54,628, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, William Diggins, Principal Executive Officer of Nimbus Engineering Inc., hereby certify that the financial statements of Nimbus Engineering Inc. included in this Report are true and complete in all material respects.

William Diggins

President & CEO